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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 11)

Under the Securities Exchange Act of 1934

Mpower Holding Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

62473L101

(CUSIP Number)

Carolyn S. Reiser, Esq.

Shartsis, Friese & Ginsburg LLP

One Maritime Plaza, 18th Floor

San Francisco, CA 94111

(415) 421-6500

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications)

February 25, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (10-97)

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SCHEDULE 13D

CUSIP No.62473L101 Page 2 of 12 Pages

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1 NAME OF REPORTING PERSON

SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

West Highland Capital, Inc.

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2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) /X/

(b) / /

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3 SEC USE ONLY

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4 SOURCE OF FUNDS* AF

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5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) or 2(e) / /

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6 CITIZENSHIP OR PLACE OF ORGANIZATION

California

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NUMBER OF 7 SOLE VOTING POWER

SHARES -0-

BENEFICIALLY -----------------------------------------

OWNED BY 8 SHARED VOTING POWER

EACH 6,200,000

REPORTING -----------------------------------------

PERSON 9 SOLE DISPOSITIVE POWER

WITH -0-

-----------------------------------------

10 SHARED DISPOSITIVE POWER

6,200,000

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11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,200,000

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12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES* / /

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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.4%

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14 TYPE OF REPORTING PERSON*

CO and IA

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SCHEDULE 13D

CUSIP No. 62473L101 Page 3 of 12 Pages

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1 NAME OF REPORTING PERSON

SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

Lang H. Gerhard

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2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) /X/

(b) / /

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3 SEC USE ONLY

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4 SOURCE OF FUNDS* AF

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5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) or 2(e) / /

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6 CITIZENSHIP OR PLACE OF ORGANIZATION

United States

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NUMBER OF 7 SOLE VOTING POWER

SHARES 0

BENEFICIALLY -----------------------------------------

OWNED BY 8 SHARED VOTING POWER

EACH 6,200,000

REPORTING -----------------------------------------

PERSON 9 SOLE DISPOSITIVE POWER

WITH 0

-----------------------------------------

10 SHARED DISPOSITIVE POWER

6,200,000

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11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,200,000

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12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES* / /

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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.4%

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14 TYPE OF REPORTING PERSON*

IN

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SCHEDULE 13D

CUSIP No. 62473L101 Page 4 of 12 Pages

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1 NAME OF REPORTING PERSON

SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

Estero Partners, LLC

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2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) /X/

(b) / /

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3 SEC USE ONLY

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4 SOURCE OF FUNDS* AF

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5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) or 2(e) / /

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6 CITIZENSHIP OR PLACE OF ORGANIZATION

California

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NUMBER OF 7 SOLE VOTING POWER

SHARES -0-

BENEFICIALLY -----------------------------------------

OWNED BY 8 SHARED VOTING POWER

EACH 5,753,140

REPORTING -----------------------------------------

PERSON 9 SOLE DISPOSITIVE POWER

WITH -0-

-----------------------------------------

10 SHARED DISPOSITIVE POWER

5,753,140

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11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,753,140

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12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES* / /

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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.7%

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14 TYPE OF REPORTING PERSON*

OO

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SCHEDULE 13D

CUSIP No. 62473L101 Page 5 of 12 Pages

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1 NAME OF REPORTING PERSON

SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

West Highland Partners, L.P.

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2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) / /

(b) / x /

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3 SEC USE ONLY

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4 SOURCE OF FUNDS* WC

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5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) or 2(e) / /

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6 CITIZENSHIP OR PLACE OF ORGANIZATION

California

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NUMBER OF 7 SOLE VOTING POWER

SHARES -0-

BENEFICIALLY -----------------------------------------

OWNED BY 8 SHARED VOTING POWER

EACH 4,852,872

REPORTING -----------------------------------------

PERSON 9 SOLE DISPOSITIVE POWER

WITH -0-

-----------------------------------------

10 SHARED DISPOSITIVE POWER

4,852,872

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11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,852,872

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12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES* / /

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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.2%

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14 TYPE OF REPORTING PERSON*

PN

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SCHEDULE 13D

CUSIP No. 62473L101 Page 6 of 12 Pages

ITEM 1. SECURITY AND ISSUER.

This statement relates to shares of common stock (the "Common Stock"), of Mpower Holding Corp. (the "Issuer"). The address of the principal executive offices of the Issuer is 175 Sully's Trail, Suite 300, Pittsford, NY 14534.

ITEM 2. IDENTITY AND BACKGROUND.

(a) The names of the persons filing this statement are Lang H. Gerhard ("Gerhard"), West Highland Capital, Inc., a California corporation ("WHC"), West Highland Partners, L.P., a California limited partnership ("WHP"), and Estero Partners, LLC, a California limited liability company ("LLC") (collectively, the "Filers").

(b) The principal business office of the Filers is located at 300 Drake's Landing Road, Suite 290, Greenbrae, CA 94904.

(c) Gerhard is the sole director and occupies all the executive offices of WHC, which is an investment adviser. Gerhard is the sole manager of LLC. WHC, LLC and Gerhard are the general partners of WHP. WHP is an investment limited partnership.

(d) During the last five years, none of such persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Gerhard is a citizen of the United States of America.

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SCHEDULE 13D

CUSIP No. 62473L101 Page 7 of 12 Pages

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of funds used in purchasing the Common Stock were as follows:

Purchaser Source of Funds Amount

WHC Funds Under Management(1) $2,431,899.13

WHP Working Capital $1,847,014.62

(1) Includes funds invested by WHP and other investment

advisory clients in Common Stock

ITEM 4. PURPOSE OF TRANSACTION.

The Common Stock was acquired for investment. In the future, the Filers may decide to purchase additional shares of Common Stock, or sell part or all of their current holdings of Common Stock.

Except as set forth above, none of the Filers has any plans or intentions that would relate to or result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

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SCHEDULE 13D

CUSIP No. 62473L101 Page 8 of 12 Pages

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

The beneficial ownership of the Common Stock of the persons named in Item 2 of this statement is as follows at the date hereof:

Aggregate

Beneficially

Owned Voting Power Dispositive Power

Name Number Percent Sole Shared Sole Shared

WHC 6,200,000 10.4% 0 6,200,000 0 6,200,000

Gerhard 6,200,000 10.4% 0 6,200,000 0 6,200,000

LLC 5,753,140 9.7% 0 5,753,140 0 5,753,140

WHP 4,852,872 8.2% 0 4,852,872 0 4,852,872

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SCHEDULE 13D

CUSIP No. 62473L101 Page 9 of 12 Pages

The persons filing this statement effected the following open market transactions in the Common Stock on the dates indicated, and such transactions are the only transactions by the persons filing this statement in the Common Stock since December 25, 2001:

Purchase Number of Price Per

Name or Sale Date Shares Share

WHP S 2/25/02 234,817 $0.06

WHC S 2/25/02 65,183 $0.06

WHP S 2/25/02 391,363 $0.07

WHC S 2/25/02 108,637 $0.07

WHP S 2/26/02 1,565,447 $0.065

WHC S 2/26/02 434,553 $0.065

WHP S 2/27/02 156,546 $0.05

WHC S 2/27/02 43,454 $0.05

WHP S 2/27/02 234,817 $0.046

WHC S 2/27/02 65,183 $0.046

WHP S 2/27/02 39,137 $0.06

WHC S 2/27/02 10,863 $0.06

WHP S 2/28/02 391,362 $0.04

WHC S 2/28/02 108,638 $0.04

WHP S 2/28/02 626,179 $0.0447

WHC S 2/28/02 173,821 $0.0447

WHP S 3/1/02 1,565,444 $0.04

WHC S 3/1/02 434,556 $0.04

WHP S 3/4/02 782,722 $0.04

WHC S 3/4/02 217,278 $0.04

WHP S 3/5/02 900,131 $0.04

WHC S 3/5/02 249,869 $0.04

WHP S 3/6/02 2,974,343 $0.0541

WHC S 3/6/02 825,657 $0.0541

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SCHEDULE 13D

CUSIP No. 62473L101 Page 10 of 12 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Gerhard, WHC and LLC are the general partners of WHP pursuant to a limited partnership agreement providing to Gerhard, WHC and LLC the authority, among other things, to invest the funds of WHP in the Common Stock, to vote and dispose of the Common Stock and to file this statement on behalf of WHP. Pursuant to such limited partnership agreement, the general partners of WHP are entitled to allocations based on assets under management and realized and unrealized gains, if certain conditions are met.

Pursuant to investment management agreements, WHC is authorized, among other things, to invest funds of its various investment advisory clients, and to vote and dispose of those securities. Such investment management agreements may be terminated by either party on notice as provided in such agreements and provide for fees payable to WHC based on assets under management and realized and unrealized gains.

WHC, LLC and Gerhard constitute a group as defined in Rule 13d-5(b)(1) under the Securities Exchange Act of 1934. WHP is filing jointly and disclaims membership in a group.

Other than as disclosed above, none of the Filers is a party to any contract, arrangement, understanding or relationship (legal or other) with any person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finders fees, joint ventures, profits, division of profits or losses, or the giving or withholding of proxies.

Each of the Filers disclaims beneficial ownership of the Common Stock for purposes of Rule 16a-1(a)(2) under the Securities Exchange Act of 1934, except to the extent of its pecuniary interest in the Common Stock.

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SCHEDULE 13D

CUSIP No. 62473L101 Page 11 of 12 Pages

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

A. Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

DATED: March 7, 2002

LANG H. GERHARD WEST HIGHLAND PARTNERS, L.P.

By: West Highland Capital, Inc. By: West Highland Capital, Inc.

Attorney-in-Fact Attorney-in-Fact

/s/ Bonnie George /s/ Bonnie George

By: Bonnie George Bonnie George,

Chief Operating Officer Chief Operating

Officer

WEST HIGHLAND CAPITAL, INC. ESTERO PARTNERS, LLC

By: West Highland Capital, Inc.

Attorney-in-Fact

/s/ Bonnie George

By: Bonnie George /s/ Bonnie George

Chief Operating Officer By: Bonnie George

Chief Operating

Officer

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SCHEDULE 13D

CUSIP No. 62473L101 Page 12 of 12 Pages

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of securities of Intermedia Communications, Inc., and any other issuer, until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G. For that purpose, the undersigned hereby constitute and appoint West Highland Capital, Inc., a California corporation, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present, until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

DATED: May 15, 1998

/s/ Lang H. Gerhard WEST HIGHLAND PARTNERS, L.P.

Lang H. Gerhard

By: /s/ Lang H. Gerhard

Lang H. Gerhard,

WEST HIGHLAND CAPITAL, INC. General Partner

By: /s/ Bonnie George

Bonnie George, Chief BUTTONWOOD PARTNERS, L.P.

Operating Officer

By: /s/ Lang H. Gerhard

ESTERO PARTNERS, LLC Lang H. Gerhard,

General Partner

By: /s/ Lang H. Gerhard

Lang H. Gerhard,

Manager